    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2001
--------------------------------------------------------------------------------
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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------

                                SCHEDULE TO-T/A

                             TENDER OFFER STATEMENT
                                     UNDER

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*
                           --------------------------

                            PLM INTERNATIONAL, INC.

                       (Name Of Subject Company (Issuer))

                            MILPI ACQUISITION CORP.,

                              MILPI HOLDINGS, LLC,
                            AFG INVESTMENT TRUST A,
                            AFG INVESTMENT TRUST B,
                            AFG INVESTMENT TRUST C,
                            AFG INVESTMENT TRUST D,
                             AFG ASIT CORPORATION,
                           EQUIS II CORPORATION, AND
                               SEMELE GROUP, INC.

                      (Names Of Filing Persons (Offerors))

                          COMMON STOCK, $.01 PAR VALUE

                         (Title Of Class Of Securities)

                                   69341L205

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES A. COYNE

                            MILPI ACQUISITION CORP.

                                200 NYALA FARMS

                               WESTPORT, CT 06880

                   PHONE: (203) 341-0515/FAX: (203) 341-9988

            (Name, Address And Telephone Number Of Person Authorized

       To Receive Notices And Communications On Behalf Of Filing Persons)
                           --------------------------

                                    COPY TO:

                          RICHARD F. LANGAN, JR., ESQ.
                               NIXON PEABODY LLP
                               437 MADISON AVENUE
                               NEW YORK, NY 10022
                   PHONE: (212) 940-3000/FAX: (212) 940-3111
                           --------------------------

                           CALCULATION OF FILING FEE


               TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
                    $27,851,305                                            $5,570.26*

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $5,570.26                   Filing Party: MILPI Acquisition Corp.
      Form or Registration No.: Schedule TO-T                    Date Filed: December 29, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.

/ / issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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
    This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO-T filed by MILPI Acquisition Corp., a Delaware Corporation (the "Purchaser") and MILPI Holdings, LLC, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, AFG Investment Trust D, AFG ASIT Corporation, Equis II Corporation, and Semele Group, Inc. (collectively with the Purchaser, the "Offerors") on December 29, 2000, as amended by Amendment No. 1 to the Schedule TO-T filed by Purchaser and Offerors on January 29, 2001, relating to the offer by the Purchaser to purchase any and all outstanding shares of Common Stock, par value $.01 (the "Company Common Stock"), of PLM International, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.46 per share, to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the Offer). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

ITEMS 1-9 AND 11.

    Items 1 through 9 and 11 of the Schedule TO-T, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

    The Offer expired at 12:00 midnight, New York City time, on Tuesday, February 6, 2001. Pursuant to the Offer, based upon a preliminary report from the Depositary, Purchaser accepted for payment a total of approximately 6,287,732 shares of Company Common Stock (including 12,340 shares of Company Common Stock tendered pursuant to guaranteed delivery), representing approximately 83.2% of the outstanding Company Common Stock. On February 7, 2001, Semele Group Inc. issued a press release announcing the expiration of the tender offer and acceptance for payment of such tendered Company Common Stock and Purchaser's intention to acquire the remaining shares of Company Common Stock through a cash merger, expected to be completed shortly.

    The full text of the February 7, 2001 press release is attached as Exhibit (a)(9) hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS.

    (a)(9)  Press release issued by Semele Group Inc., dated February 7, 2001.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2001

                                                       MILPI ACQUISITION CORP.

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  Vice President and Secretary

                                                       MILPI HOLDINGS, LLC

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  Member

                                                       AFG INVESTMENT TRUST A,
                                                       By: AFG ASIT Corporation, as Managing Trustee

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  Senior Vice President

                                                       AFG INVESTMENT TRUST B,
                                                       By: AFG ASIT Corporation, as Managing Trustee

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  Senior Vice President

                                                       AFG INVESTMENT TRUST C,
                                                       By: AFG ASIT Corporation, as Managing Trustee

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  Senior Vice President

                                                       AFG INVESTMENT TRUST D,
                                                       By: AFG ASIT Corporation, as Managing Trustee

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  Senior Vice President

                                                       AFG ASIT CORPORATION

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  Senior Vice President

                                                       EQUIS II CORPORATION

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  Senior Vice President

                                                       SEMELE GROUP, INC.

                                                       By:  /s/ JAMES A. COYNE
                                                            -----------------------------------------
                                                            Name: James A. Coyne
                                                            Title:  President and Chief Operating
                                                            Officer

                                 EXHIBIT INDEX

EXHIBIT NO.

(a)(9)  Press release issued by Semele Group Inc., dated February 7, 2001.